SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of October, 2001

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Table of Contents

Page

Press Release, dated October 26, 2001, of Etablissements Delhaize
Frères et Cie “Le Lion” S.A. (“Delhaize Group”)	3

Delhaize America, Inc. unaudited consolidated financial statements
for the third quarter 2001	9

OCTOBER 26, 2001	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0) 2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0) 2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633 8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633 8250, ext. 2118

DELHAIZE GROUP REPORTS THIRD QUARTER RESULTS 2001
EBITDA increase by 38.0%, Cash EPS by 36.9%

BRUSSELS, Belgium, October 26, 2001 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, reported today an increase of cash earnings per outstanding share by a strong 36.9% to EUR 1.00 in the third quarter of 2001. Delhaize Group’s sales rose by 22.2% to EUR 5.5 billion, and its earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 38.0% to EUR 414.3 million. The EBITDA margin of Delhaize Group rose to 7.6% coming from 6.7% the prior year.

“I am very pleased with the operational results of Delhaize Group in the third quarter of 2001”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group.“We continue to build sales and profit momentum. Comparable store sales grew 2.3% at Delhaize America and 3.6% in Belgium in a weakening economic environment.”

In the third quarter of 2001, Delhaize Group achieved sales of EUR 5.5 billion, an increase of 22.2% over the third quarter of the prior year. These results include since July 31, 2000 the sales of Hannaford Bros. Organic sales growth was 3.9% (excluding acquisitions, divestitures, currency fluctuations and adjusted for a comparable number of weeks at Delhaize America). During the third quarter of 2001, Delhaize Group extended its sales network with six stores to a total of 2,446 outlets.

In the third quarter of 2001, Delhaize Group’s EBITDA increased by 38.0% to EUR 414.3 million. Compared to 2000 figures adjusted for Delhaize America’s results on a thirteen-week basis, the increase amounted to 25.4%. In the third quarter of 2001, Delhaize Group posted an EBITDA margin of 7.6% of sales compared to 6.7% in the third quarter of 2000.

For the thirteen-week period ended September 30, 2001, Delhaize Group posted cash earnings (before goodwill amortization and exceptional items) of EUR 92.8 million compared to EUR 38.2 million in the prior year. Delhaize Group’s cash earnings per outstanding share increased by 36.9% to EUR 1.00. Compared to 2000 figures adjusted for Delhaize America results on a thirteen-week basis, the increase in cash earnings per outstanding share amounted to 51.3%.

After a strategic review of Delhaize Group's operations, the Board of Directors has decided to close 19 stores of Super Discount Markets, its small Atlanta based supermarket company. In addition, Super Discount Markets sold nine Save-A-Lot discount stores to Supervalu Inc., Delhaize Group's minority partner in Super Discount Markets.

The Board of Delhaize also decided to close eight Delvita stores in the Czech Republic and Slovakia, and to record an asset impairment charge for seven other Delvita stores. Delvita currently operates 116 stores in the Czech Republic and Slovakia.

These decisions resulted in the third quarter in exceptional pre-tax charges of EUR 54.3 million and EUR 19.1 million, respectively, and will enable the management to allocate the resources of the Group to assets with the greatest potential for long term return on capital and increased shareholder value.

Therefore, reported earnings (after goodwill amortization and exceptional items) of Delhaize Group were in the third quarter of 2001 EUR -14.9 million compared to EUR 7.8 million the previous year on a twelve-week basis quarter for Delhaize America (EUR 0.9 million on a thirteen-week basis). Reported earnings per outstanding share amounted to EUR -0.16 in the third quarter of 2001, compared to EUR 0.15 in the previous year. Excluding exceptional charges, reported earnings would have been increased from EUR 22.3 million in the third quarter of 2000 to EUR 58.5 million this year, or EUR 0.63 per outstanding share.

Delhaize Group is confident in its existing guidance for 2001. Delhaize Group expects in 2001 an increase of its sales network by 135 stores (+5.8%) to a total of 2,445 stores. Sales are expected to exceed EUR 20 billion, while EBITDA is expected to rise by 20 to 25%. Cash earnings per outstanding share are expected to increase by 15% or above. Since the beginning of the year, Delhaize Group bases its guidance on the assumption of a full year 2001 average exchange rate of 1 EUR = 0.96 USD and excluding a significant share buyback.

GEOGRAPHICAL OVERVIEW

United States

In the thirteen-week period ended September 30, 2001, sales of Delhaize America stood at USD 3.8 billion (EUR 4.3 billion), an increase of 12.2% over the comparable thirteen-week period of the prior year. Comparable store sales (which include relocations and expansions) for the thirteen-week period increased by 2.3%.

At the end of the third quarter of 2001, Delhaize America was operating 1,453 supermarkets. During the quarter, 11 new stores were added, while 32 stores were remodeled and expanded.

EBITDA increased by 31.7% over the comparable thirteen-week period of the prior year to USD 329.0 million (EUR 370.0 million). The EBITDA margin increased from 7.3% to 8.6% of sales.

In the third quarter of 2001, the contribution of Delhaize America to the cash earnings of Delhaize Group was USD 76.7 million (EUR 86.2 million), an increase by 263.1% compared to USD 21.1 million (EUR 23.3 million) in the comparable thirteen-week period in 2000. Third quarter reported earnings amounted to USD 55.8 million (EUR 62.6 million) compared to USD -7.2 million (EUR -8.0 million) in the comparable thirteen-week period in 2000.

Third quarter’s strong results reflect continuing gross margin improvement over the last several quarters. During the third quarter of 2001, gross margin improved 154 basis points on a pro forma basis to 25.4%. The benefits of the merger with Hannaford Bros. continue to be realized as planned. Delhaize America achieved approximately USD 13 million in benefits from best practices and synergy development in the third quarter of 2001 for a total of USD 47 million achieved in the first full year post-acquisition, exceeding the original projection of USD 40 million.

Delhaize Group reiterates its earlier announced guidance on the U.S. activities. In 2001, sales of Delhaize America are expected to grow approximately 17-18%, with comparable store sales growth to be 1.5-2.0%. In 2001, EBITDA of Delhaize America is expected to increase between 25 and 30%.

On October 26, 2001, Delhaize Group will file with the Securities and Exchange Commission a Form 6K disclosing the separate financial statements for Delhaize America for the quarter ended September 29, 2001. It will be available on the Delhaize Group website at www.delhaizegroup.com.

In the third quarter of 2001, Super Discount Markets achieved sales of USD 66.3 million (EUR 74.5 million) and an EBITDA of USD
–0.5 million (EUR -0.6 million). At the end of the third quarter of 2001, Super Discount Markets was operating 19 Cub Foods supermarkets.

Europe

In the third quarter of 2001, the Belgian operations of Delhaize Group achieved sales of EUR 790.2 million, an increase of 7.1%. Delhaize Belgium continued to increase its market share through successful sales initiatives, a favorable product mix and the growth of its sales network. Comparable store sales, with one day less than in the same period last year, increased by 3.6%. The Belgian sales network was extended with six stores. EBITDA was up by 12.9% to EUR 39.1 million, resulting in an EBITDA margin of 5.0% compared to 4.7% the prior year.

During the third quarter of 2001, sales in the other European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 5.0% to EUR 257.2 million. EBITDA decreased by 41.9 % to EUR 8.0 million mainly due to the divestiture of P.G. in September 2000 and integration costs related to the Trofo acquisition. At the end of September 2001, Delhaize Group operated 230 stores in its other European operations, including 104 stores in Greece, 99 in the Czech Republic, 17 in Slovakia and 10 in Romania.

Asia

Sales of the operating companies of Delhaize Group in Asia rose during the third quarter of 2001 by 16.7% to EUR 45.4 million. EBITDA amounted to EUR 0.8 million, compared to EUR 0.2 million for the third quarter of 2000. In the third quarter of 2001, the sales network increased by one store to a total of 79 stores, including 22 in Thailand, 26 in Indonesia and 31 in Singapore.

STRATEGIC REVIEW SUPER DISCOUNT MARKETS AND DELVITA

After a strategic review of its operations, Delhaize Group decided to close the 19 Cub Foods stores of Super Discount Markets before the year end, concluding that the significant investment required to be successful in the highly competitive Atlanta market would not be justified. In the United States, Delhaize America will now be the exclusive growth vehicle of Delhaize Group.

During the first nine months, Super Discount Markets posted sales of USD 208.0 million, or 1.5% of Delhaize Group sales. In the first nine months of 2001, Super Discount Markets contributed 0.01% to the operating cash flow of Delhaize Group and a negative contribution of -1.4% to the cash earnings of Delhaize Group.

The Company is in the process of marketing the 19 Cub Foods store sites of Super Discount Markets. As a result of the restructuring, Delhaize Group will record in the third quarter of 2001 a charge, pre-tax, of USD 48.6 million (EUR 54.3 million), associated primarily with lease obligations. Severance payments and write-downs of fixed assets related to the stores are also included.

Delhaize Group has also reviewed its 116 Delvita stores in the Czech Republic and Slovakia to identify stores that do not meet long-term performance expectations. Eight under performing stores will close before the end of 2001, and an asset impairment for seven other stores will be recorded, resulting in the third quarter of 2001 in a charge, before tax, of EUR 19.1 million. Out of the eight store closures, representing together 1.7% of Delvita's sales, seven are part of the 50 store group acquired from Interkontakt in 1999.

These measures will allow Delvita to focus its resources on its most promising assets. During the first nine months of 2001 Delvita renovated with success nine supermarkets located in Prague, reinforcing its supermarket leadership position in the Czech capital. The asset review will help Delvita to continue developing successfully based on the strategic location of its remaining 108 stores, the strong brand recognition among consumers and its dynamic management team.

DEFINITIONS

•	Cash earnings: reported earnings plus goodwill amortization, store closing charges in the normal course of business and exceptional items

•	Cash EPS: cash earnings divided by the weighted average number of shares outstanding during the period

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	EBITDA: earnings before interest, taxes, depreciation and amortization

•	Organic sales growth: sales growth excluding sales from acquisitions, divestitures and currency fluctuations

DELHAIZE GROUP

Delhaize Group is a food retailer headquartered in Belgium, and listed on Euronext Brussels and the New York Stock Exchange. At the end of the third quarter of 2001, Delhaize Group’s sales network consisted of 2,446 stores in ten countries on three continents. In 2001, Delhaize Group will post more than EUR 20 billion in sales. Delhaize Group employs more than 150,000 people.

This press release is available in English, French and Dutch. For more information, visit the Delhaize Group website at www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group will conduct an investor’s conference call at 3:00 p.m. CET (9:00 a.m. EST) on Friday October 26, 2001. The conference call will be broadcast live over the internet from 3:00 p.m. CET (9:00 a.m. EST) at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 8:00 p.m. CET (2:00 p.m. EST) on October 26, 2001.

NUMBER OF STORES	2001 Planned	3rd Q 2001	2nd Q 2001	2000

United States	1,460	1,453	1,443	1,420
Belgium	675	665	659	615
Greece (1)	104	104	105	53
Czech Republic	93	99	99	99
Slovakia	15	17	16	15
Romania	11	10	10	10
Thailand	27	22	22	18
Indonesia	29	26	25	20
Singapore	31	31	31	30

GROUP SUBTOTAL	2,445	2,427	2,410	2,280

Super Discount Markets (2)	—	19	30	30

GROUP TOTAL	2,445	2,446	2,440	2,310

(1)	Excluding ENA-franchised stores.

(2)	Delhaize Group is in the process of marketing the 19 Cub Foods store sites with the intention to close the store operations of Super Discount Markets. Super Discount Markets sold nine Save-A-Lot stores and closed one.

6

Third Quarter 2001 Figures — Unaudited

INCOME STATEMENT (1) (in millions of EUR)	3rd Q 2001	3rd Q 2000	2001/2000
Sales	5,453.2	4,460.9	+22.2	% (2)
EBITDA (FIFO)	414.3	300.3	+38.0%
EBITDA margin	7.6%	6.7%	—
Depreciation	(137.0)	(109.8)	+24.7%
Amortization of goodwill and intangibles (3)	(36.3)	(13.5)	N.A.
Store closings in the normal course of business	(0.9)	(28.9) (4)	N.A.
Operating result (EBIT)	240.1	148.0	+62.3%
EBIT margin	4.4%	3.3%	—
Financial income / (expense)	(121.8)	(84.2)	+44.7%
Earnings before income taxes and exceptional items	118.4	63.8	+85.4%
Exceptional income / (expense) (5)	(109.3)	(44.4)	N.A.
Earnings before income taxes	9.1	19.4	-53.1%
Income taxes (6)	(60.7)	(9.3)	N.A.
Net earnings from consolidated companies	(51.6)	10.1	N.A.
Minority interests (5)	36.7	(2.3)	N.A.
Reported earnings	(14.9)	7.8	N.A.
Cash earnings	92.8	38.2	+143.2	%(7)
Reported EPS (in EUR)	(0.16)	0.15	N.A.
Cash EPS (in EUR)	1.00	0.73	+36.9%
Weighted average number of shares outstanding	92,392,704	52,025,484	+77.6%
Number of shares outstanding at the end of the 3rd quarter (8)	92,392,704	52,031,725	+77.6%

(1)	Delhaize America is fully consolidated since April 26, 2001. Hannaford Bros. is consolidated since July 31, 2000. Trofo is consolidated since January 1, 2001.

(2)	Organic sales growth: +3.9%.

(3)	Pending an external appraisal of the assets and liabilities of Delhaize America, the goodwill recognized in the share exchange with Delhaize America for an amount of EUR 720 million is prudently amortized over a period of 20 years.

(4)	Of EUR 29.5 million store closings in the normal course of business of fiscal year 2000, EUR 28.9 million was recorded in the third quarter of 2000.

(5)	In the third quarter of 2001, Delhaize Group recorded an exceptional expense of EUR 109.6 million (of which EUR 36.2 million minority interests) due to one-time costs related to the closing of the stores of Super Discount Markets and store closings and an asset impairment charge at Delvita. In the third quarter of 2000, Delhaize Group recorded an exceptional charge of EUR 46.5 million (of which EUR 14.3 million minority interests) due to one-time costs related to the closing of 13 American stores and costs related to the acquisition of Hannaford.

(6)	The tax–deductible one–time costs related to the closing of 13 American stores and the Hannaford acquisition influenced income taxes favorably in the third quarter of 2000. In the third quarter of 2001, Delhaize Group recorded significant non–deductible one–time charges for Super Discount Markets and Delvita, while Delhaize America reviewed its estimated taxes for the whole year upward.

(7)	+136.5% at identical currency rates.

(8)	In the third quarter of 2001 Delhaize Group bought back 235,000 own shares.

GEOGRAPHICAL
CONTRIBUTION		Sales			EBITDA

(in millions)		3rd Q 2001	3rd Q 2000	2001/2000	3rd Q 2001	3rd Q 2000	2001/2000	% of Sales

United States (1)	USD	3,883.1	3,133.1	+23.9%	328.5	232.4	+41.4%	8.5%
of which Delhaize America		3,816.8	3,059.4	+24.8%	329.0	231.3	+42.3%	8.6%
Belgium	EUR	790.2	737.7	+7.1%	39.1	34.7	+12.9%	5.0%
Rest of Europe (2)	EUR	257.2	245.0	+5.0%	8.0	13.8	-41.9%	3.1%
Asia (3)	EUR	45.4	38.9	+16.7%	0.8	0.2	++	1.9%
Corporate	EUR	—	—	—	(2.5)	(3.8)	+34.0%	—

TOTAL	EUR	5,453.2	4,460.9	+22.2%	414.3	300.3	+38.0%	7.6%

(1)	Thirteen-week period in 2001 compared to a twelve-week period in 2000. Hannaford Bros. is consolidated since July 31, 2000. Average exchange rate third quarter 2000: 1 EUR = USD 0.9052 — Average exchange rate third quarter 2001: 1 EUR = USD 0.8903.

(2)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania). The results of 2000 include P.G. (France), that was divested in September 2000. The results of 2001 include Trofo (Greece), acquired in January 2001.

(3)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Year-to-date 2001 Figures (September 30) — unaudited

INCOME STATEMENT (1) (in millions of EUR)	YTD 2001	YTD 2000	2001/2000

Sales	15,943.7	11,944.4	+33.5	%(2)
EBITDA (FIFO)	1,193.1	811.0	+47.1%
EBITDA margin	7.5%	6.8%	—
Depreciation	(409.2)	(289.3)	+41.5%
Amortization of goodwill and intangibles (3)	(98.4)	(19.3)	N.A.
Store closings in the normal course of business	(5.9)	(28.9) (4)	N.A.
Operating result (EBIT)	679.6	473.5	+43.5%
EBIT margin	4.3%	4.0%	—
Financial income / (expense)	(350.5)	(170.2)	+106.0%
Earnings before income taxes and exceptional items	329.1	303.3	+8.5%
Exceptional income / (expense) (5)	(150.1)	(44.8)	N.A.
Earnings before income taxes	179.0	258.5	-30.8%
Income taxes (6)	(137.8)	(96.8)	+42.4%
Net earnings from consolidated companies	41.2	161.7	-74.5%
Minority interests (5)	17.4	(67.7)	N.A.
Reported earnings	58.6	94.0	-37.7%
Cash earnings	226.1	128.3	+76.3	%(6)
Reported EPS (in EUR)	0.78	1.81	-57.0%
Cash EPS (in EUR)	3.00	2.47	+21.7%
Weighted average number of shares outstanding	75,351,344	52,019,948	+44.9%
Number of shares outstanding at the end of the 3rd quarter (8)	92,392,704	52,031,725	+77.6%

(1)	Delhaize America is fully consolidated since April 26, 2001. Hannaford Bros. is consolidated since July 31, 2000. Trofo is consolidated since January 1, 2001.

(2)	Organic sales growth: +4.5%.

(3)	Pending an external appraisal of the assets and liabilities of Delhaize America, the goodwill recognized in the share exchange with Delhaize America for an amount of EUR 720 million is prudently amortized over a period of 20 years.

(4)	Of EUR 29.5 million store closings in the normal course of business of fiscal year 2000, EUR 28.9 million was recorded in the first nine months of 2000.

(5)	In the first months of 2001, Delhaize Group recorded an exceptional expense of EUR 151.1 million (of which EUR 45.5 million minority interests) related to the closing of the stores of Super Discount Markets, the share exchange with Delhaize America, the acquisition of Hannaford Bros. and a review of assets by Delvita. In the first nine months of 2000, Delhaize Group recorded an exceptional expense of EUR 46.5 million (of which EUR 14.3 million minority interests) related to the closing of 13 American stores and costs related to the acquisition of Hannaford.

(6)	The tax–deductible one–time costs related to the closing of 13 American stores and the Hannaford acquisition influenced income taxes favorably in the first nine months of 2000. In the first nine months of 2001, Delhaize Group recorded significant non–deductible one–time charges for Super Discount Markets and Delvita, while Delhaize America reviewed its estimated taxes for the whole year upward.

(7)	+67.5% at identical currency rates.

(8)	In the first nine months of 2001 Delhaize Group bought back 552,200 own shares and issued 40,360,979 shares.

GEOGRAPHICAL CONTRIBUTION		Sales			EBITDA

(in millions)		YTD 2001	YTD 2000	2001/2000	YTD 2001	YTD 2000	2001/2000	% of Sales

United States (1)	USD	11,343.8	8,403.2	+35.0%	939.8	638.5	+47.2%	8.3%
of which Delhaize America		11,135.8	8,185.7	+36.0%	939.7	634.6	+48.1%	8.4%
Belgium	EUR	2,363.1	2,179.7	+8.4%	121.9	101.6	+20.0%	5.2%
Rest of Europe (2)	EUR	780.9	726.5	+7.5%	29.1	37.6	-22.6%	3.7%
Asia (3)	EUR	133.6	110.5	+21.0%	1.8	(0.1)	++ %	1.4%
Corporate	EUR	—	—	—	(9.1)	(6.4)	-42.4%	—

TOTAL	EUR	15,943.7	11,944.4	+33.5%	1,193.1	811.0	+47.1%	7.5%

(1)	Thirty nine-week period in 2001 compared to a thirty six-week period in 2000. Hannaford Bros. is consolidated since July 31, 2000. Average exchange rate first nine months 2000: 1 EUR = 0.9412 USD — Average exchange rate first nine months 2001: 1 EUR = 0.8956 USD.

(2)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania). The results of 2000 include P.G. (France), that was divested in September 2000. The results of 2001 include Trofo (Greece), acquired in January 2001.

(3)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

For the 13 and 12 Weeks ended Sept 29, 2001 and Sept 9, 2000
(Dollars in thousands except per share amounts)

		Pro forma
	13 Weeks	13 Weeks	12 Weeks
	Sep 29, 2001	Sep 30, 2000	Sep 9, 2000

	(A)	(B)	(C)	A%	B%	C%

Net sales and other revenues	$3,822,390	$3,480,085	$3,053,999	100.00	100.00	100.00
Cost of goods sold	2,851,378	2,649,765	2,326,531	74.60	76.14	76.18
Selling and administrative expenses	789,957	711,244	609,895	20.66	20.44	19.97
Asset impairment provision	—	26,961	26,961	0.00	0.77	0.88
Store closing provision	1,750	34,237	37,875	0.05	0.98	1.24
Merger expense	—	23,933	10,919	0.00	0.69	0.36

Operating income	179,305	33,945	41,818	4.69	0.98	1.37
Interest expense	87,901	86,648	54,623	2.30	2.49	1.79

Income before income taxes	91,404	(52,703)	(12,805)	2.39	-1.51	-0.42
Provision for income taxes	45,508	(9,984)	(2,167)	1.19	-0.28	-0.07

Net income	$45,896	$(42,719)	$(10,638)	1.20	-1.23	-0.35

EBITDA (FIFO)	$317,919	$249,463	$208,750	8.32	7.17	6.84

Note: Pro forma consolidated statements of income for the thirteen and thirty-nine week periods ended Sept 30, 2000 are presented to reflect the impact of the calendar change to a thirteen week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

For the 39 and 36 Weeks ended Sept 29, 2001 and Sept 9, 2000
(Dollars in thousands except per share amounts)

		Pro forma
	39 Weeks	39 Weeks	36 Weeks
	Sep 29, 2001	Sep 30, 2000	Sep 9, 2000

	(D)	(E)	(F)	D%	E%	F%

Net sales and other revenues	$11,152,237	$10,458,089	$8,185,224	100.00	100.00	100.00
Cost of goods sold	8,331,984	7,899,182	6,191,262	74.71	75.53	75.64
Selling and administrative expenses	2,303,564	2,125,004	1,609,009	20.65	20.32	19.66
Asset impairment provision	—	26,961	26,961	0.00	0.26	0.33
Store closing provision	5,250	42,734	45,872	0.05	0.41	0.56
Merger expense	39,713	29,267	13,864	0.36	0.28	0.17

Operating income	471,726	334,941	298,256	4.23	3.20	3.64
Interest expense	259,900	251,952	109,996	2.33	2.41	1.34

Income before income taxes	211,826	82,989	188,260	1.90	0.79	2.30
Provision for income taxes	102,337	54,295	74,241	0.92	0.52	0.91

Net income	$109,489	$28,694	$114,019	0.98	0.27	1.39

EBITDA (FIFO)	$909,434	$812,132	$610,331	8.15	7.77	7.46

Note: Pro forma consolidated statements of income for the thirteen and thirty-nine week periods ended Sept 30, 2000 are presented to reflect the impact of the calendar change to a thirteen week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

DELHAIZE AMERICA, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
 (Dollars in thousands except per share amounts)

Assets	September 29, 2001	December 30, 2000	September 9, 2000

Current assets:
Cash and cash equivalents	$111,393	$135,636	$134,402
Receivables	186,091	204,695	234,046
Income tax receivable	—	82,483	55,855
Inventories	1,281,866	1,260,532	1,237,936
Prepaid expenses	39,032	49,409	58,085
Deferred tax asset	51,729	49,996	55,611

Total current assets	1,670,111	1,782,751	1,775,935

Property, at cost, less accumulated depreciation	2,817,561	2,825,241	2,785,053
Intangible assets	4,111,195	3,275,718	3,305,540
Other assets	70,225	43,086	38,746

Total assets	$8,669,092	$7,926,796	$7,905,274

Liabilities and Shareholders’ Equity

Current liabilities:
Short term borrowings	$140,000	$2,740,000	$2,693,000
Accounts payable	764,049	762,552	747,522
Accrued expenses	407,730	339,837	358,097
Capital lease obligations — current	32,076	30,622	28,925
Long term debt — current	19,614	126,196	78,787
Other liabilities — current	21,249	64,494	46,704
Income taxes payable	27,037	—	—

Total current liabilities	1,411,755	4,063,701	3,953,035

Long-term debt	3,037,859	455,240	511,389
Capital lease obligations	609,362	600,472	588,786
Deferred income taxes	303,813	153,018	153,493
Other liabilities	135,312	213,206	276,539

Total liabilities	5,498,101	5,485,637	5,483,242

Shareholders’ equity:
Class A non-voting common stock	53,149	52,998	52,836
Class B voting common stock	37,645	37,645	37,645
Comprehensive income/loss	(56,063)	—	—
Additional paid- in capital	2,381,405	841,961	838,374
Retained earnings	754,855	1,508,555	1,493,177

Total shareholders’ equity	3,170,991	2,441,159	2,422,032

Total liabilities and shareholders’ equity	$8,669,092	$7,926,796	$7,905,274

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
For the 39 and 36 Weeks ended Sept 29, 2001 and Sept 9, 2000
(Dollars in thousands)

	39 Weeks	36 Weeks

	Sept 29, 2001	Sept 9, 2000

Cash flows from operating activities
Net income	$109,489	$114,019
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	390,972	220,952
Non-cash portion of merger expense	21,682	—
Non-cash portion of merger expense DG acquisition	11,708
Non-cash portion of debt amortization fees	905	—
Non-cash portion of comprehensive loss amortization	5,940	—
(Gain) loss on disposals of property and capital lease terminations	(210)	922
Store closing reserves	—	37,875
Asset impairment reserves	—	26,961
Deferred income taxes	(6,155)	11,657
Other	3,665	1,767
Changes in operating assets and liabilities:
(net of effects of acquired company 7/31/00) Receivables	18,605	12,630
Income tax receivable	82,483	(26,799)
Inventories	56,692	123,194
Prepaid expenses	(11,305)	(4,179)
Other assets	(4,123)	402
Accounts payable	1,497	(48,757)
Accrued expenses	67,893	(100)
Income taxes payable	27,037	—
Other liabilities	(106,896)	6,329

Total adjustments	560,390	362,854

Net cash provided by operating activities	669,879	476,873

Cash flows from investing activities
Capital expenditures	(293,473)	(242,802)
Proceeds from disposal of property	22,276	71,818
Direct costs associated with acquisition	—
Investment in Hannaford, net of cash received and stock issued	—	(2,633,156)
Other investment activity	(816)	(9,508)

Net cash used in investing activities	(272,013)	(2,813,648)

Cash flows from financing activities Net (payments) proceeds under short-term borrowings	(2,600,000)	2,391,000
Proceeds from issuance of long-term debt	2,600,000	—
Principal payments on long-term debt and capital lease obligations	(147,255)	(27,146)
Direct financing costs	(23,105)	(21,086)
Dividends paid	(28,572)	(66,818)
Parent common stock repurchased	(16,723)	—
Proceeds from issuance of Parent common stock for options	7,617	1,506
Loss on derivative instruments	(214,071)	—

Net cash used in financing activities	(422,109)	2,277,456
Net (decrease) increase in cash and cash equivalents	(24,243)	(59,319)
Cash and cash equivalents at beginning of period	135,636	193,721

Cash and cash equivalents at end of period	$111,393	$134,402

Non-cash investing and financing activities:
Excess purchase price related to parent acquisition	913,969	—
LIFO adjustment related to parent acquisition	78,027	—
Capitalized lease obligations incurred for store properties	42,012	65,664
Capitalized lease obligations terminated for store properties	8,376	4,968
Adjustment to goodwill and store closing	11,118	—
Adjustment to goodwill and deferred tax	14,000

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents

Financial and Statistical Data
(Dollars in millions)
(unaudited)

	Third Quarter ended				Year to Date
		Pro forma			Pro forma
	Sept 29,	Sept 30,	Sept 9,	Sept 29,	Sept 30,	Sept 9,
	2001	2000	2000	2001	2000	2000

Operating cash flow:
Net income (loss)	$45.9	$(42.7)	$(10.6)	$109.5	$28.7	$114.0
Add (subtract):
Income taxes	45.5	(10.0)	(2.2)	102.3	54.3	74.2
Interest expense	87.9	86.7	54.6	259.9	251.9	110.0
Depreciation	97.0	120.3	78.8	298.6	317.3	204.9
Amortization of intangible assets	39.3	9.6	11.8	92.4	56.6	16.1
Asset impairment provision	—	27.0	27.0	—	27.0	27.0
Store closing provision	1.7	34.2	37.9	5.2	42.7	45.9
Merger expense	—	23.9	10.9	39.7	29.2	13.8
LIFO expense	0.6	0.5	0.5	1.8	4.4	4.4

Total operating cash flow (FIFO EBITDA)	$317.9	$249.5	$208.7	$909.4	$812.1	$610.3

As a percent of sales	8.3%	7.2%	6.8%	8.2%	7.8%	7.5%

Calculation of cash earnings :
Net income	$45.9	$(42.7)	$(10.6)	$109.5	$28.7	$114.0
Add back, net of tax:
Store closing provision	1.1	21.2	23.5	3.2	26.5	28.5
Asset impairment provision	—	16.7	16.7	—	16.7	16.7
Merger expense	—	14.8	6.8	24.6	18.1	8.6
Amortization of intangibles:
-related to the Hannaford acquisition	19.3	19.3	8.7	58.0	58.0	8.7
-related to the Delhaize Group acquisition	10.6	—	—	15.5	—	—
-other	1.5	1.5	1.3	4.4	4.4	4.0

Cash earnings	$78.4	$30.8	$46.4	$215.2	$152.4	$180.5

Other information:
Stores opened	11		16	40		45
Stores acquired	0		106	0		106
Stores closed	1		4	7		9
Stores renovated	32		59	117		115

Total stores				1453		1418

Capital expenditures	$102.6		$86.5	$293.5		$242.8
Total square footage (in millions)				53.0		50.7
Square footage increase				4%		21%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date: October 26, 2001	By: /s/ Michael R. Waller
Name: Michael R. Waller Title: Senior Vice President